SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Southern Co.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

City of Philadelphia
Board of Pensions
and Retirement

May 7, 2015

Vote FOR Proposal 6, Proxy Access, at Southern Company’s annual meeting of shareholders to be held on May 27, 2015

Dear fellow Southern Company shareholder,

     As shareholders owning a large amount of Southern Company (“Southern”) stock, we believe that Southern’s Board of Directors has failed in its responsibility to effectively oversee public policy activities and police potential conflicts of interest. Adoption of shareholder access to the company proxy statement, the subject of Proposal 6, would give significant long-term shareholders the ability to include a limited number of nominees in the Southern proxy statement. In our view, greater shareholder influence in the director nomination and election process could increase accountability and help combat the insularity that has characterized the Southern Company board.

Controversial Public Policy Activities

     Southern, one of the largest emitters of greenhouse gases (GHG) in the US, has recently come under fire for providing multi-year funding for the work of controversial climate change skeptic Wei-Hock (Willie) Soon. Soon, who is not a climate scientist, has published numerous articles claiming that the sun, and not human activity such as GHG emissions, is responsible for global climate change. Soon’s conclusions are at odds with those of the vast majority of climate scientists, including the Intergovernmental Panel on Climate Change.

     Southern’s funding of Soon, which totaled over $400,000 from 2006 through 2015, was not publicly disclosed until documents were obtained through a FOIA request earlier this year. Those documents revealed that Soon referred to his studies as “deliverables” in agreements with corporate backers, which had pre-publication review rights, and that he failed to disclose his funding sources for 11 journal articles, violating ethical guidelines in eight of those instances. (“Deeper Ties to Corporate Cash for Doubtful Climate Researcher,” The New York Times, Feb. 21, 2015)

     Following widespread media coverage of the relationship with Soon, Southern announced it would stop funding him. That about-face raises concerns for us about the board’s oversight of Southern’s public policy activities. Southern’s Policies and Practices for Lobbying-Related Activities emphasize the “important role” to be played by the board in overseeing government-relations activities. It also touts the company’s and its subsidiaries’“reputation for being trusted sources of helpful information.”

     Board approval of, or even acquiescence in, the Soon funding over multiple years would suggest to us an insensitivity to the reputational risk of being associated with Soon’s work and apparent ethical lapses. Board ignorance of the funding (until the recent public revelations) would call into question whether procedures for ensuring board review of potentially controversial public policy activities are sufficiently robust. Either way, we believe that the Southern board has not adequately protected the interests of long-term shareholders.

The Southern Board

     In our view, the insularity of Southern’s board may contribute to inadequate oversight. Two of the four members of the Governance Committee, which is responsible for nominating directors, have relationships with Southern and/or its management that we believe may undermine their independence. (The directors satisfy the NYSE listing standard independence definition.)

     Donald James, the Committee’s chair, is chairman of Vulcan Materials, where he served as CEO from 1997 through 2014. Southern is a customer of Vulcan, purchasing $2.1 million of goods and services in 2014. Southern CEO Thomas Fanning was recently appointed to the Vulcan board, and has been nominated for election at the 2015 meeting for a three-year term.

     Committee member E. Jenner Wood III is Chairman and CEO of the Atlanta Division of SunTrust Bank. SunTrust has a long-standing banking and leasing relationship with Southern, which generated $2.8 million in transactions in 2014. Proxy advisor Institutional Shareholder Services recommended that clients withhold voting support from Wood at the 2014 meeting based on this relationship.

     In addition, Fanning chairs the Atlanta Fed, which regulates SunTrust. Finally, a foundation affiliated with a Southern subsidiary gave at least $500,000 to the Woodruff Arts Center in FY 2014.Wood served as a “Challenge” co-chair in the Center’s 2014-2015 Corporate Campaign. Southern director Juanita Baranco also serves on the Center’s board of trustees.

Shareholder Access to the Proxy

     Shareholder access to the proxy would provide a mechanism by which substantial, long-term owners of Southern could nominate candidates for election to the board. By creating a more robust director nomination process, we believe proxy access can promote greater board accountability and improve long-term value. A recent meta-analysis of five event studies by the CFA Institute found that proxy access was viewed favorably by the financial markets in four of the five studies and estimated that proxy access could increase overall U.S. market capitalization by as much as $140 billion. (“Proxy Access in the United States: Revisiting the Proposed SEC Rule,” at 60 (2014)(available at http://www.cfainstitute. org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx))

     Southern argues in its opposition statement that proxy access could lead to “continually contested elections.”We disagree.

     A shareholder or group would be required to own at least 3% of Southern’s common stock for at least three years to use the access mechanism. Also, a nominating shareholder would still need to expend funds to campaign for nominees outside the company’s proxy statement, which can be costly. In our view, these features would appropriately limit the use of the access mechanism. The CFA Institute study found that in jurisdictions such as the UK and Australia, where proxy access is available, it is used “sparingly,” on average fewer than 10 times per year. (Id. at 8)

     The risk of “special interest” directors or board “factions,” of which Southern warns in its opposition statement, would be mitigated by the fact that nominees who are proposed using proxy access would need to garner more support than the company’s nominees in order to be elected. Concerns regarding nominees’ non-shareholder interests could be raised and fully evaluated by shareholders during the solicitation process.

     If you have any questions, please contact Laura Campos with the Nathan Cummings Foundation at laura.campos@nathancummings.org.

We urge you to vote FOR Proposal 6.

Sincerely,

City of Philadelphia Board of Pensions and Retirement Connecticut Retirement Plans and Trust Funds CtW Investment Group Miami Firefighters’ Relief and Pension Fund Nathan Cummings Foundation